July 23, 2008

Mr. Joseph Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	Scholastic Corporation
File No. 000-19860
Form 10-K: For the Fiscal Year Ended May 31, 2007
Form 10-Q: For the Quarterly Period Ended November 30, 2007
Form 10-Q: For the Quarterly Period Ended February 29, 2008

Dear Mr. Foti:

      We have received your follow-up letter dated June 19, 2008 regarding the above-referenced reports filed by Scholastic Corporation (“Scholastic” or the “Company”) under the Securities Exchange Act of 1934 (the “Form 10-K” and “Form 10-Q”). Please note that Exhibits 1, 2 and 3, sent under separate cover in support of our responses, contain data which the Company considers confidential in nature and would not want disclosed beyond the use of the Staff in conjunction with this response letter. Therefore, the Company respectfully requests that Exhibits 1, 2, and 3 be treated as confidential.

      We have set forth below a response to each of the Staff’s comments set forth in its June 19, 2008 comment letter.

Form 10-Q: For the quarterly period ended November 30, 2007

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

12. Subsequent Event, page 14

1.	We appreciate your detailed responses to our prior comment numbers 3 and 4. In response number 4, you stated that the DTH business is a component of the “Children’s Book Publishing and Distribution” operating segment. Therefore, it is a reporting unit pursuant to paragraph 30 of FAS 142. Your response reasons that it is appropriate to test impairment of goodwill associated with the DTH business on an aggregated basis with other components within the same operating segment as that of the DTH business. We note that your accounting treatment is based upon your conclusion that DTH exhibits similar economic characteristics as the remainder of the “Children’s Book Publishing and Distribution” segment. In this regard we note that your conclusion is partially based upon the assertion that DTH realizes similar gross margins as the other components of the operating segment to which DTH belongs.

Scholastic Corporation
July 23, 2008

We note that you have referenced footnote 20 to paragraph 30 of FAS 142 and paragraph 17 of FAS 131 to support your assertion that DTH’s realized gross margins are evidence of economic similarities to the other components of the “Children’s Book Publishing and Distribution” segment. In this regard, we believe that gross margin would be an appropriate measure of economic similarity if it were a primary performance measure used by management in the evaluation of your business. However, based upon your segment disclosures provided in Note 2 to your Form 10-K, it appears that “operating income” or “business income” is the measure used by management to evaluate the performance of your segments. Furthermore, we note that gross margin does not appear to be a key performance measure of your consolidated company, as the measure does not appear in your statement of operations, MD&A, or elsewhere in your Form 10-K. Based upon the aforementioned facts, we do not believe that gross margin is the appropriate measure to be compared for purposes of determining whether your reporting units are economically similar. Furthermore, it appears that “operating income” or “business income” may be the most appropriate measure for your assessment.

In addition, to the extent that you continue to believe that gross margin is an appropriate measure of performance to assess economic similarity, we are not convinced that the long term gross margin percentages of DTH versus all other components of the “Children’s Book Publishing and Distribution” segment are similar. First, you have responded that the company has experienced declining profit margins in the DTH business and that these margins may no longer be comparable to the long term average gross margins of the other components within the segment. Second, from the information provided supplementally in Exhibit B, it appears to us that the gross margin percentage materially differs between the DTH business and the other components. The gross margin percentage for DTH has a regular pattern of decrease over the period presented ranging from 74.9% to 58.9%, whereas the gross margin percentage of the other components are relatively consistent over the same period, ranging between 55.9% and 50.0%. We note that the weighted average gross margin percentage over this period is 67.4% for DTH compared to 53.6% for the other components.

Furthermore, as you have pointed out, EITF D-101 specifies that the assessment of whether two components have similar economic characteristics is one that is more qualitative than quantitative, and that the FASB Board did not intend that the determination of whether two components are economically similar be limited to the consideration of the factors described in paragraph 17 of FAS 131. You have pointed out other factors that you believe are determinative in your circumstances. However, we noted additional characteristics of the DTH business that you have previously identified or disclosed that may be unique to it or sufficiently different from those associated with other components. We believe that such characteristics should also be considered in your analysis. For example, these characteristics include (i) the “bill me later” basis of billing for DTH, (ii) the DTH business requires significantly higher provisions for returns and bad debts, (iii) the nature of marketing for the DTH business, (iv) the higher SG&A as a % of revenue associated with the DTH business, (v) the continuity program structure of the DTH business, and (vi) the substantial amount of promotional costs associated with the DTH business that are accounted for on a deferred basis. We believe that a high degree of similarity of economic characteristics is needed to justify aggregation of reporting units, and it is not clear to us that your circumstances warrant aggregation.

In view of the preceding and absent any other compelling evidence to the contrary, we believe that your periodic testing of impairment of goodwill attributable to the DTH business should be evaluated on a DTH reporting unit basis and not on an aggregated basis with other components.

Scholastic Corporation
July 23, 2008

Accordingly, the carrying amount of the DTH business should include the carrying amount of goodwill attributable to it for purposes of the first step in testing impairment of goodwill pursuant to paragraph 19 of FAS 142. In this regard, please provide us with impairment analyses of the DTH business on this basis, in compliance with the requirements of FAS 142, as of May 31, 2007 and 2006, as well as your conclusions based upon these analyses. This analysis should be performed on the basis determined after consideration of comment numbers 3 and 6 below.

Comment 1 Response:

We have performed impairment tests for prior years, assuming the DTH business was a reporting unit/segment as requested by the Staff. On this basis, the goodwill associated with the DTH business would have been impaired $92.4 million ($59.3 million after tax) in 2005. As indicated in discussions with the Staff on July 14, 2008, we will amend our financial results for these periods to reflect these impairments commencing in our annual report on Form 10-K for the year ended May 31, 2008. Please see the goodwill impairment analysis for the period ended May 31, 2005 provided under separate cover as Exhibit 1. Included as Exhibit 2, provided under separate cover, are the additional disclosures we propose to make regarding this adjustment.

2.	You attributed only $4.3 million of goodwill to the DTH business upon your intention to sell this business, as disclosed in the February 29, 2008 Form 10-Q. In the 2007 Form 10-K, you attributed $92.4 million to this business at May 31, 2007 and 2006. Please explain to us the reason for this inconsistency. In this regard, we note from your prior disclosures that you obtained the DTH business when you acquired Grolier in 2000, and that $168.1 million of the purchase price was allocated to goodwill. Since it appears that the principal operations of Grolier was the DTH business, and it appears that you intend to dispose of all of the DTH business, it reasons and we would expect that the amount of goodwill attributed to the DTH business would be the $92.4 million disclosed in your Form 10-K. As such, please provide us with a roll-forward of the goodwill attributed to the acquisition of Grolier from the consummation of the acquisition through the period ended February 29, 2008. Your roll-forward should show the original allocation of goodwill to each reporting unit, including DTH, upon adoption of FAS 142. In this regard, refer to paragraph 54 of FAS 142. In addition, please tell us the basis/methodology used in your initial assignment of goodwill to reporting units. Unless otherwise determined, please note that it is expected that the impairment testing referred to in comment number 1 would include a carrying amount for goodwill of $92.4 million.

Comment 2 Response:

In order to perform the impairment test requested in Comment 1, we applied the guidance in SFAS 142 assuming the DTH business is a reporting unit/segment. We have determined that the value of the DTH business did not deteriorate significantly during the period from the Grolier acquisition on June 22, 2000 until the implementation of SFAS 142 on June 1, 2001. Based upon this determination, the lack of anticipated synergies with existing CBPD businesses, and the guidance in SFAS 142 paragraph 54 directing us to consider the original source of the goodwill, we reassessed that all of the $87.3 million of unamortized goodwill originally attributed to the DTH business at the time of the Grolier acquisition and the $5.1 million from the 2002 acquisition of another business to the DTH business assuming the DTH business is a reporting unit. These amounts were used in the impairment analysis discussed in our response to Comment 1. Please see the roll-forward of

Scholastic Corporation
July 23, 2008

the goodwill attributed to the Grolier acquisition as requested, and provided under separate cover, in Exhibit 3, assuming the DTH business is a reporting unit.

3.

Additionally, it appears to us that the DTH reporting unit is an asset group that also represents the lowest level of independent identifiable cash flows, pursuant to paragraph 4 of FAS 144. Paragraph 12 of FAS 144 specifies that “Goodwill shall be included in an asset group to be tested for impairment under this Statement only if the asset group is or includes a reporting unit.” Accordingly, the carrying amount of the DTH business should include the carrying amount of goodwill attributable to it for purposes of testing impairment of long lived assets pursuant to FAS 144.

Furthermore, the testing of recoverability presented in Exhibit A, which you supplementally provided to us, appears to be performed on an individual asset basis. However, paragraph 4 of FAS 144 specifies that “If long-lived asset (or assets) is part of a group that includes other assets and liabilities not covered by this Statement, this Statement applies to the group. In those situations, the unit of accounting for the long-lived asset is its group. For a long-lived asset or assets to be held and used, that group (hereinafter referred to as an asset group) represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.” Additionally, paragraph 7 of 144 specifies that “An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.” Further, paragraph 10 of FAS 144 specifies that “For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.”

In view of the preceding, we believe that the carrying amount of the DTH business should have included the carrying amounts of both goodwill and long-lived assets associated with the business, when performing your periodic evaluation of the recoverability and impairment of long-lived assets of the DTH business. In this regard, please provide us with impairment analyses of the DTH business on this basis at May 31, 2007 and 2006 in compliance with the requirements of FAS 144, along with your conclusions represented by these analyses. This analysis should be performed on the basis determined after consideration of comment number 6 below.

Comment 3 response:

The staff notes that paragraph 4 of SFAS 144 defines unit of accounting as the asset group. Pursuant to paragraph 4 of SFAS 144, prior to the discontinuance of the DTH business, the assets of the DTH group were defined as held and used. We identified cash flows associated with certain of these long-lived assets, primarily intangible assets associated with specific publishing properties (i.e.; Disney and random House licenses and certain titles), to be held and used and, accordingly, defined the asset groups to be tested for impairment for these certain assets at that lower level. Other long-lived assets, primarily real property, furniture and fixtures and deferred prepublication costs, did not have identifiable cash flows below the DTH asset group level and were included in the asset group at the DTH level. We have performed SFAS 144 impairment analyses as requested by the Staff, for the periods ended May 31, 2006 and 2007. The long-lived assets were not impaired in these periods prior to the discontinuance of the DTH reporting unit based upon these analyses, which show future cash flows in excess of the carrying value. Please see the SFAS 144 impairment analyses as requested, and provided under separate cover, in Exhibit 1.

Scholastic Corporation
July 23, 2008

4.	If the analyses referred to in comment number 3 include net income/loss amounts, please (i) tell us the related actual annual net income/loss from 2001 to 2007, (ii) explain to us the factors that cause any material variance between actual results and projected results for the periods included in the analyses, and (iii) how the significant factors, variables and assumptions used for projected periods are reasonable relative to your circumstances and historical experience. For example, in the Exhibit A supplementally provided to us, the analysis for each of the Disney and Random House licenses shows a significant net loss for 2008 and significant net income in each year presented thereafter without explanation of the reason(s) for the material change in the results.

Comment 4 response:

While our forecasted cash flows contain an imputed interest charge and tax impact, we do not calculate actual net income/loss for each of our businesses. As discussed in our response to Comment 3 above, prior to the classification of the DTH business as held for sale, we defined testing for impairment at a level below the DTH business for certain assets with identifiable cash flows. In both 2005 and 2004 strategic decisions by management within the DTH business indicated that we should test specific assets for impairment within this business. In our annual reports on Form 10-K for the periods ended May 31, 2004 and May 31, 2005, we disclosed charges related to the DTH business of $22 million and $4 million, respectively, including charges for inventory valuations below market, impaired prepublication costs, unrecoverable prepaid promotion expense, increased bad debt expense, and severance and other accruals. Additionally, we included separate tabular disclosures in our MD&A section regarding the performance of this business. As shown in Exhibit 3, the undiscounted cash flows for 2005 through 2007 significantly exceeded the carrying value of the DTH business.

The National Do Not Call Registry legislation enacted in fiscal year 2004 adversely affected our traditional sales and marketing programs, and accordingly, we recorded losses in 2004 and 2005 related to the DTH business, as previously mentioned and disclosed in our Annual Reports on Form 10-K for those periods. We, however, remained committed to developing and implementing plans to restore the DTH business to the profitability that had been enjoyed prior to the Do Not Call legislation. We believed these plans were reasonable in the absence of relevant experience with the “Do Not Call Registry”, and fully expected these plans to succeed. Specifically, plans to shift marketing efforts from broad based efforts to more focused efforts on customers more likely to be receptive to the DTH continuity programs were noted in our 2003/2004 annual report. Additionally, as recently as the end of fiscal 2007, as noted in our year end earnings press release, we had developed and were implementing revised marketing plans and cost initiatives to reverse the loss trend that the DTH business was experiencing. We expected a turnaround in this business based upon these plans. However, we noted at that time that, if DTH were unable to meet its financial targets in fiscal 2008, other actions would be considered. From the time that the Do Not Call legislation was enacted through the decision point in fiscal 2008 to divest the DTH business, we remained committed to executing these plans in expectation of restoring the profitability as forecast. Ultimately, these plans were not successful, and as a result, we made the strategic decision to divest the DTH business.

5.	We note that other than the relatively minor charges recorded in 2004 and 2005, your evaluations have not identified any impairment of the DTH business since the “Do Not Call Registry” legislation was enacted in 2003, despite losses of this business in each of the ensuing fiscal years, which you cite are a consequence of this legislation. If it is determined that recording of impairment of long lived assets or goodwill is not appropriate prior to your intention to sell the

Scholastic Corporation
July 23, 2008

DTH business, please clearly and fully explain to us the facts and circumstances that changed in your evaluation of impairment of the DTH business upon your intention to sell the business, when compared to your prior evaluations, as your most recent evaluation has resulted in the recognition of impairment charges. In connection with this, explain to us how your evaluation of fair value and related disclosures comply with the requirements of FAS 157.

Comment 5 response:

Consistent with our response to Comment 1 and assuming the DTH business was a reporting unit, the $92.4 million of goodwill attributed to the DTH reporting unit/segment would be impaired prior to our decision to discontinue the DTH business. As discussed in our response to Comment 4, we expected a decline in these operations due to the “Do Not Call Registry” legislation. These declines exceeded our expectations.

The decision to divest the DTH business negatively impacted the value of this business. This decision to divest the DTH business compelled us to measure the fair value of this business with regard to the stand alone value, thus resulting in impairment of certain long-lived assets.

6.	We note from the disclosure in the February 29, 2008 Form 10-Q that as a result of your analysis required by FAS 144 in that quarter, you recorded a net of tax impairment charge of $72.7 million during the quarter to reflect the DTH disposal group at its estimated fair value less cost to sell. You disclose that the impairment charge was first applied to the long-lived assets and the deferred promotion costs of the DTH disposal group, with the remainder of the impairment charge applied on a pro rata basis to accounts receivable, inventory and other current assets. Paragraph 14 of FAS 144 specifies that “An impairment loss for an asset group shall reduce only the carrying amounts of a long-lived asset or assets of the group. The loss shall be allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value … “ Further, paragraph 36 of FAS 144 specifies that “The carrying amounts of any assets that are not covered by this Statement, including goodwill, that are included in a disposal group classified as held for sale shall be adjusted in accordance with other applicable generally accepted accounting principles prior to measuring the fair value less cost to sell of the disposal group.” After consideration of the FAS 144 impairment analyses referred to in comment number 3 above, please explain to us your basis for allocating a portion of the impairment charge resulting from the FAS 144 evaluation performed in the quarter ended February 29, 2008 to accounts receivable, inventory and other current assets. In connection with this, explain to us why impairment of these assets was not assessed in accordance with principles governing such assets – for example, in accordance with ARB No. 43, Chapter 4 in regard to inventory and FAS 5 in regard to accounts receivable. Also, tell us why impairment was not recorded in your results prior to your intention to sell the business and the FAS 144 impairment evaluation performed in the quarter ended February 29, 2008.

Comment 6 response:

We have assessed the other assets and liabilities included in the disposal group, in the context of the appropriate relevant guidance, but outside of the scope of SFAS 142 and SFAS 144, for the period ended February 29, 2008. The overall results are consistent with the charges included in our financial reports as of February 29, 2008. We have determined that accounts receivable, inventories and other current assets of the DTH business were properly valued per the appropriate accounting guidance and consistent with

Scholastic Corporation
July 23, 2008

our accounting policies for periods prior to the discontinuance. We have also determined that the discontinuance directly negatively impacted the value of these assets. For a further discussion, please see our response to Comment 7.

7.	If it is determined that recording of impairment of the current assets referred to in comment number 6 is not appropriate prior to your intention to sell the DTH business, please clearly and fully explain to us the facts and circumstances in your evaluation of impairment of these assets that a) changed from your prior evaluations and b) warranted recording impairments upon your intention to sell the DTH business.

Comment 7 response:

As indicated in the response to Comment 6, we have determined that impairment of the accounts receivable, inventory and other current assets of the DTH business was not appropriate prior to our decision to sell the DTH business. However, we have also determined that the carrying values of those assets did decline as a direct result of our decision to discontinue the DTH business. Receivables were negatively impacted by the continuity nature of our business. As previously discussed, this business experiences a high rate of bad debts. Based upon the fact that our customers may not be receiving future product from us, we increased our bad debt allowance in the expectation that these severed customer relationships would negatively impact our receivable collections. We also assumed that a portion of our inventory would not be needed by a future operator of this business, and would likely be destroyed, resulting in an overall lower market value of our inventory. Similarly, certain capitalized promotional costs would not have any future value, and these amounts were expensed. These assets, were we to continue operating the DTH business, would have a higher ongoing value to us, compared to the perceived value to a potential buyer.

Form 10-Q: For the quarterly period ended February 29, 2008

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

1.Basis of Presentation, page 4

8.	We note from your response to our prior comment number 1 that you have reclassified cash flows associated with royalty advances into the operating activities section of your consolidated statement of cash flows. However, we do not believe that you have adequately disclosed the reason for this reclassification or clearly disclosed the impact of the reclassification on your cash flows from operations. Given the materiality of the amounts that have been reclassified to “Cash flows provided by operating activities,” please expand your disclosure in Note 1 to provide a separate and appropriately identified section that discusses i) how royalty advances were classified prior to reclassification, ii) how royalty advances are classified now, and iii) the reason for the change. In order to enhance the transparency of the reclassification for investors, we encourage you to provide tabular disclosure that separately presents a) operating cash flows as previously reported, b) the specific adjustments to previously reported amounts, and c) operating cash flows as adjusted.

Scholastic Corporation
July 23, 2008

Comment 8 response:

Please be advised that we acknowledge the Staff’s comments and will include disclosures and a tabular reconciliation regarding the reclassifications of cash flows described above in our Annual Report on Form 10-K for the fiscal year ended May 31, 2008.

2.Discontinued Operations, page 5

9.	We note your disclosure that “prior to the decision to sell the DTH business, separate financial statements were not available for the DTH business in the normal course, nor was financial information separately available for management in the normal course of internal financial reporting sufficient to construct separate financial statements.” While, in prior periods, you may not have prepared separate financial statements for the DTH business in connection with your financial reporting, we note that your periodic reports have historically provided detailed financial information related to this business. Furthermore, as noted in the comments above, we believe that the financial information historically disclosed with regard to the DTH business should have been used to evaluate impairment of this reporting unit. In this regard, we do not believe that your current disclosure fully reflects the amount of detailed and discrete financial information that was historically available to management with regard to your DTH business. As such, please revise your disclosure in future filings to specifically state that detailed financial information related to your DTH business has historically been available to management. Alternatively, please remove the aforementioned disclosure.

Comment 9 response:

Please be advised that we will remove the following wording from our filings, commencing with our Annual Report on Form 10-K for the fiscal year ended May 31, 2008:

“prior to the decision to sell the DTH business, separate financial statements were not available for the DTH business in the normal course, nor was financial information separately available for management in the normal course of internal financial reporting sufficient to construct separate financial statements.”

The Company will issue a press release on July 24, 2008, disclosing the preliminary results of operations for the year ended May 31, 2008. The results presented will not include the impact of the adjustments proposed herein, but will include the following:

The Company is currently evaluating the carrying value of certain assets of discontinued operations. Based upon this evaluation, the net assets of discontinued operations and retained earnings may change for the current or historical periods.

As requested by your letter, Scholastic acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings on Forms 10-K and 10-Q; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings on Form 10-K and 10-Q; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Scholastic Corporation
July 23, 2008

     If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call me at 212-343-4483.

Very truly yours,

SCHOLASTIC CORPORATION

By:	/s/ Maureen O’Connell
Maureen O’Connell
Chief Financial Officer

CC:	Devereux Chatillon, Esq.
General Counsel
Scholastic Corporation